Global Beta ETF Trust
2001 Market Street, Suite 2630 | Philadelphia, Pennsylvania 19103

March 18, 2021

VIA EDGAR TRANSMISSION

Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Global Beta ETF Trust (the “Trust”)
File Nos. 333-232249 and 811-23450
Global Beta Rising Stars ETF (the “Fund”)

Dear Ms. Brutlag,
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Post-Effective Amendment No. 5 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), on January 22, 2021 (the “Amendment”) (SEC Accession No. 0000894189-21-000268) with respect to the Fund, a series of the Trust. For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Amendment.
Prospectus
1.Comment: Please provide a completed fee table and expense example for the Fund.
Response: The completed fee table and expense example for the Fund is attached hereto at Appendix A.
2.Comment: Please confirm that the sentence stating “[t]he example does not reflect any brokerage commissions that you may pay on purchases and sales of Fund shares” was deleted from the expense example narrative because it is no longer applicable.
Response: The Trust notes that the referenced sentence was removed because the following sentence was added to the narrative above the fee table:
This table and the example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Fund shares.
3.Comment: With respect to the footnote included on page 4 of the Prospectus, please:
a.explain the rationale for including the footnote;
Response: The footnote will be removed from the prospectus. The footnoted sentence will be revised to state: “For each company in the Index Universe, the Target Index evaluates each company’s valuation relative to its sales growth rate over the prior year.”

b.confirm whether the cited authors were involved with the creation of the Index;
Response: The authors were not involved with the creation of the Index.
c.if the cited authors were not involved with the creation of the Index, please explain why it is not misleading to investors to provide this citation;
Response: The footnote will be removed from the prospectus.
d.confirm whether the cited authors gave their consent to being cited in this Prospectus and have assumed any liability that may result; and
Response: Global Beta Advisors LLC (“Global Beta” or the “Adviser”), investment adviser to the Fund, believes the formula is in the public domain, and therefore no consent of the authors was required or obtained. The footnote will be removed from the prospectus.
e.explain any differences between the article and the proprietary formula used for the index.
Response: The formula from the article is applied in the Index methodology to the companies in the Index Universe to evaluates each company’s valuation relative to its sales growth rate over the prior year. The formula in the article was not empirically applied to the Index Universe.
4.Comment: The Staff notes that the Fund previously disclosed that the “investment objective is non-fundamental and may be changed without shareholder approval with at least 60 days’ notice to shareholders.” Please explain why this policy was removed and whether the Fund believes such policy is required pursuant to Rule 35d-1.
Response: In determining that the removal of the 60-day advance notice policy and the prompt implementation of a new investment objective utilizing a new underlying index (the “New Strategy”) was in the best interest of the Fund and its shareholders, the Adviser and the Board of Trustees of the Trust (the “Board”), at a special Board meeting held on December 2, 2020 (the “Meeting”), discussed and considered a number of important factors, including the following:
•At the Meeting, the Adviser reported to the Board that the underlying index used in connection with the existing investment objective (the “Old Strategy”) was comprised of securities in the large cap growth segment of the market that the Adviser believed had become significantly overvalued. The Adviser expressed its concern to the Board that the current large cap growth market appeared to be experiencing a bubble similar to that experienced in the late 1990s and early 2000s. In particular, large cap growth stocks, as represented by the S&P 500 Growth Index, experienced record high price-to-sales ratios by the end of 1999, averaging 5.0, which is comparable to the average price-to-sales ratio of 5.1 as of November 30, 2020. From December 31, 1999 through December 31, 2002, the S&P 500 Growth Index lost roughly 48% of its value. The Adviser told the Board at the Meeting that it was concerned that shareholders of the Fund could experience significant losses under the Old Strategy, comparable to those in 1999-2002, in the event of a market correction, which the Adviser stated could take place as early as the first quarter of 2021.
•At the Meeting, the Adviser explained to the Board how the broader market capitalization exposure of the New Strategy reduced the over-valuation risk to which shareholders would be exposed under the Old Strategy. The Adviser compared the New Strategy with the Old Strategy, explaining that, like the Old Strategy, the New Strategy still focused on domestic growth stocks, but that the New Strategy added exposure to more reasonably valued mid cap and small cap growth securities. As illustrated in Appendix B to this letter, as of November 30, 2020, the constituent securities of the New Strategy represented lower price-to-earnings, price-to-cash flow, price-to-book, and price-to-sales ratios compared to the Old Strategy, representing a significant decrease in risk exposure to a market correction in large cap growth stocks.
•The Adviser explained to the Board that the Fund was scheduled to rebalance (to track the rebalance of its underlying index) later in December, and was not scheduled for another rebalance until March, 2021. The Adviser stated that the Fund was expected to rebalance using a combination of cash and in-kind basket transactions with the Fund’s primary authorized participant (“AP”), Wells Fargo. The Adviser informed the Board that the scheduled December, 2020 rebalance would be an ideal time for the Fund to transition from the Old Strategy to the New Strategy because:
◦The transition from the Old Strategy to the New Strategy could be accomplished during the scheduled December, 2020 rebalance using cash and in-kind basket transactions with the Fund’s primary AP;
◦If the transition from the Old Strategy to the New Strategy was not implemented during the scheduled December, 2020 rebalance, the Fund’s APs, including the Fund’s primary AP, would not be likely to agree to an interim cash and in-kind basket transaction to effect the transition until the next scheduled rebalance in March, 2021, which would leave the Fund and its shareholders exposed to the risk of a large cap growth market correction during the first quarter of 2021;
◦If the Fund were to transition from the Old Strategy to the New Strategy using portfolio transactions instead of cash and in-kind basket transactions, shareholders could experience significant realized capital gains (subsequently estimated at approximately $2.60/share on a net asset value of $22.81/share, assuming 100% portfolio turnover, most of which would have been taxed as short-term capital gains); and
◦Transitioning from the Old Strategy to the New Strategy during the scheduled December, 2020 rebalance using cash and in-kind basket transactions would result in less tracking error with the respective underlying indexes than effecting the transition using portfolio transactions.
•The Board considered that the alternative of liquidating the Fund would also cause a taxable event for shareholders, subsequently estimated as realized capital gains of approximately $2.60/share primarily comprised of short-term capital gains, as well as transaction costs incurred in liquidating portfolio assets and transmitting redemption proceeds to shareholders.
•The Board considered that the Fund’s statutory prospectus stated that its non-fundamental investment objective to track its underlying index may be changed without shareholder approval with at least 60 days’ notice to shareholders. The Fund’s counsel, Stradley Ronon, informed the Board that the 60-day advance notice policy was derived from Rule 35d-1 under the 1940 Act (the “Names Rule”). Fund counsel stated that the name of the Fund – Global Beta Momentum-Growth ETF – did not contain any terms that were subject to the Names Rule, and therefore the 60-day advance notice requirement did not apply to the Fund, and had likely been included in the prospectus as a result of a drafting error.
•The Advisor informed the Board that the Fund’s assets under management as of November 30, 2020 were approximately $2.8 million, with 125,000 shares outstanding, representing five (5) creation units. Of that, approximately 95% of the Fund’s outstanding shares were held by three affiliated parties – Wells Fargo, the Fund’s primary AP (102,000 shares); Vince Lowry, Trustee of the Trust and CEO of the Adviser (13,234 shares); and IMC, the Fund’s lead market maker (3,000 shares). The other 5% of outstanding shares were held by approximately 27 investors.

The Adviser therefore recommended, and the Board concurred, that the potential harm to shareholders of not receiving the full 60 days’ notice of the transition to the New Strategy was outweighed by (i) the risk of exposing shareholders to a potential significant market correction during the first quarter of 2021, (ii) the costs to the Fund and its shareholders of transitioning to the New Strategy using portfolio transactions rather than cash and in-kind basket transactions with APs, and (iii) the costs to shareholders of liquidating the Fund. In particular, the Board considered that rigidly adhering to the 60-day advance notice policy, which was not otherwise required by the Names Rule, in the face of the other risks and costs presented by the Adviser to which the Fund’s shareholders might be exposed, would be difficult to justify as consistent with the Board’s fiduciary duty to the Fund’s shareholders. The Board further considered that the New Strategy offered shareholders exposure to a similar asset class as the Old Strategy (i.e., domestic growth stocks) with a significant potential diminution of risk. The Adviser therefore recommended, and the Board therefore determined, that it was in the best interests of the Fund and its shareholders, and consistent with the Adviser’s and the Board’s respective fiduciary duty, to rescind the 60-day advance notice policy and to authorize the Adviser to effect the transition from the Old Strategy to the New Strategy during the scheduled rebalance in December, 2020.
In retrospect, the transition has proved to be beneficial for the Fund’s shareholders. As of the end of February, the Fund under the New Strategy ranked among the top 5 large cap growth ETFs, according to Morningstar, representing far greater relative outperformance than the Old Strategy. For the period from the transition on December 18, 2020 through the most recent month-end of February 26, 2021, the New Strategy has had a cumulative total return of 7.17%, compared to a cumulative total return of 2.53% under the Old Strategy, representing outperformance of over 450 basis points. This outperformance is in line with the Adviser’s concerns about over-valuation risk under the Old Strategy.
Comments Related to Material Changes to the Fund
1.Comment: Please confirm if the Fund operated under the previous investment strategy and, if so, for how long.
Response: The Fund operated under the Old Strategy from July 24, 2020 through December 18, 2020.
2.Comment: Please supplementally inform the Staff how the Board of Trustees of the Trust (the “Board”) determined the changes to the Fund’s name, investment objective, strategies, and risks are consistent with its fiduciary duties and are in the best interests of the Fund’s shareholders, who did not vote for these changes. In your response:
a.explain in detail what information the Board considered, and how it weighed the information in arriving at its decision;
Response: Please see the response to Question 4 under Prospectus, above.
b.explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new fund; and
Response: Please see the response to Question 4 under Prospectus, above, with respect to the taxable realized capital gains associated with a liquidation. In addition, as discussed in response to Question 6 below, the New Strategy was sufficiently similar to the Old Strategy (i.e., investing in domestic growth stocks) to warrant making material changes to an existing series, as permitted by Rule 485(a) under the Securities Act, rather than adding a new series.
c.support your explanation of the Board’s deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes as compared with starting a new fund.
Response: Please see the response to Question 4 under Prospectus, above.

3.Comment: Please also explain why the Adviser believes these changes are consistent with its fiduciary duty to the Fund.
Response: Please see the response to Question 4 under Prospectus, above.
4.Comment: The Staff notes that shareholders were informed of the changes through a supplement filed on December 3, 2020, which stated that the changes would take effect on December 18, 2020. Has the Fund notified shareholders of these changes through other communications prior to the December 3, 2020 supplement? If so, please provide the Staff with a copy of the notice and when and how (e.g., letter, e-mail) it was sent. If not, please explain why the Fund did not provide 60 days’ notice to shareholders, as disclosed in its Prospectus.
Response: Shareholders were informed of the changes through a supplement to the Fund’s summary prospectus that was filed on December 3, 2020 (SEC Accession No. 0000894189-20-009356) and mailed to shareholders on December 8, 2020 by first class mail, which provided notice that the changes would take effect December 18, 2020. In addition, supplements to the Fund’s prospectus and statement of additional information were also filed on December 3, 2020 (SEC Accession No. 0000894189-20-009355), which provided notice that the changes would take effect December 18, 2020.
As CEO of the Adviser, Vince Lowry was familiar with the proposed transition from the Old Strategy to the New Strategy. Prior to December 3, 2020, the Adviser engaged in routine communications with the Fund’s primary AP, Wells Fargo, and its lead market maker, IMC, in the ordinary course of business, during which the Adviser generally communicated that it was considering a change in the Fund’s strategy, but the Adviser did not communicate to Wells Fargo or IMC the timing or the details of the New Strategy prior to December 3, 2020.
5.Comment: What is the composition of the Fund’s shareholder base (e.g., affiliated vs. unaffiliated, retail vs. institutional, domestic vs. foreign)? What percentage of the Fund’s shares are held by retail investors?
Response: Please see the response to Question 4 under Prospectus, above. The Trust and the Adviser are not aware of the composition of domestic versus foreign shareholders.
6.Comment: Please explain why making these changes in a post-effective amendment to the registration statement of an existing Fund, as opposed to an amendment adding a new series, is consistent with the text and policy of Rule 485(a) under the Securities Act. Explain why you believe this does not provide an unfair competitive advantage over other registrants that add new series under Rule 485(a) that become effective within 75 days (as opposed to 60 days).
Response: The New Strategy does not to introduce an entirely new product under the guise of an existing fund structure. Rather, the Fund’s New Strategy is similar to the Old Strategy in that it continues to invest in domestic growth stocks, but the New Strategy is derived from a larger Index Universe across all market capitalizations with reduced market risk exposure as compared to the Old Strategy. As such, the changes were made in a supplement to the current summary and statutory prospectuses, followed by a post-effective amendment to the Fund’s registration statement filed for the purpose of making material changes to an existing series, rather than adding a new series, in accordance with Rule 485(a) under the Securities Act. Rule 485(a)(1) provides for automatic effectiveness of a post-effective amendment containing material changes to the registration statement of an existing fund on the sixtieth day after filing.1 Because the Fund is an existing series of the Trust, it would not be consistent with Rule 485(a) to file under Rule 485(a)(2), which specifically provides for the automatic effectiveness of a post-effective amendment adding a new series; however, it is entirely appropriate and consistent with the text and policy of Rule
1 See ADI 2019-07 – Review of Certain Filings Under Automatic Effectiveness Rules.

485(a)(1) to file material changes to an existing series, which are subject to the review of the SEC Staff. Further, the Trust does not believe that filing under Rule 485(a)(1) provides an unfair competitive advantage over other registrants because the Trust is adhering to the rules promulgated by the SEC under the Securities Act and the Staff’s pronouncements thereon.
7.Comment: Please inform the Staff what percentage of the Fund’s current portfolio needs to be re-positioned as a result of these changes.
Response: The Fund turned over nearly 100% of its assets in transitioning from the Old Strategy to the New Strategy, although the securities acquired in the transition to the New Strategy were also domestic growth stocks. As discussed in the response to Question 4 under Prospectus above, by accomplishing the transition as part of the scheduled rebalance in December, 2020, the Fund was able to avoid the capital gains and transaction costs that would have been incurred if the transition had been accomplished using portfolio transactions.
8.Comment: Have any shareholders, including Authorized Participants, contacted the Trust or Fund or intermediaries about this transition? If so, describe the nature of such communications, including whether anyone has expressed displeasure or disagreement with the planned transaction or threatened legal action.
Response: No, neither the Adviser, the Trust, nor its administrator have received any complaints from, nor had any contact with, any APs, market makers, or shareholders, in connection with this change.

*	*	*

If you have any questions regarding the above responses, please do not hesitate to contact me at 414-765-6466 or at isabella.zoller@usbank.com

Sincerely,

/s/ Isabella K. Zoller
Isabella K. Zoller
U.S. Bank Global Fund Services
as Administrator of the Trust

Appendix A
Global Beta Rising Stars ETF
Investment Objective
The Fund seeks to track the performance (before fees and expenses) of the FactSet Rising Stars Index (the “Target Index”).
Fees and Expenses
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. This table and the example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Fund shares.

Annual Fund Operating Expenses (expenses you pay each year as a % of the value of your investment)
Management Fees	0.29%
Distribution and/or Service (12b-1) Fees(1)	0.00%
Other Expenses(2)	1.76%
Total Annual Fund Operating Expenses	2.05%
Fee Waiver and/or Expense Reimbursement(3)	(1.76)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.29%

(1) Pursuant to a Rule 12b-1 distribution and service plan (“Plan”), the Fund may bear a 12b-1 fee not to exceed 0.25% per annum of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees (the “Board”) of Global Beta ETF Trust (the “Trust”) has not currently approved the commencement of any payments under the Plan.
(2) Based on estimated amounts for the current fiscal year.
(3) The Fund’s investment adviser, Global Beta Advisors LLC (“Adviser”), has agreed to reimburse the Fund through March 31, 2022 for the (i) compensation and expenses of the Trustees who are not interested persons as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), and (ii) fees and expenses of counsel to the Independent Trustees, except for any (a) litigation expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Independent Trustees with respect thereto), and (b) extraordinary or non-routine fees or expenses. This expense reimbursement agreement may be terminated at any time by the Board, but may not be terminated by the Adviser prior to March 31, 2022.
Example
The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year. The example reflects the Fund’s expense reimbursement described above through March 31, 2022. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:

1 YEAR	3 YEARS
$30	$472
A-1

Appendix B

Global Beta Momentum-Growth Factor Index vs. FactSet Rising Stars Index

USD

Summary Characteristics

30-NOV-2020
	Global Beta Momentum-Growth Factor Index	FactSet Rising Stars Index

Price/Earnings	27.8	15.4
Price/Cash Flow	20.4	16.3
Price/Book	5.0	4.3
Price/Sales	3.8	2.2
Estimated 3-5 Year earnings-per-share Growth	13.9	21.0
B-1